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                                                                   EXHIBIT 8.1


                                                     Draft Form of Tax Opinion



                             [PM&S LLP LETTERHEAD]


                                 [Closing Date]



First Public Savings Bank, F.S.B.
Corporate Office
977 North Broadway, Suite 308
Los Angeles, CA 90012

Ladies/Gentlemen:

We have acted as special counsel to First Public Savings Bank, F.S.B. ("First Public"), in connection with the proposed merger (the "Merger") of First Public with and into Cathay Bank, a California state banking corporation ("CB"), upon the terms and conditions set forth in the Agreement and Plan of Merger dated as of May 30, 1996 (the "Agreement") by and among First Public, CB and CB's parent, Cathay Bancorp, Inc., a Delaware corporation ("Bancorp"). At your request, in connection with the closing of the Merger, we are rendering our opinion concerning certain federal income tax consequences of the Merger.

For purposes of the opinion set forth below, we have relied, with the consent of First Public, CB and Bancorp, upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained, respectively, in the certificates of the officers of First Public, CB and Bancorp (copies of which are attached hereto and which are incorporated herein by reference), and have assumed that such certificates will be complete and accurate as of the Effective Time. We have also relied upon the accuracy of the Registration Statement on Form S-4 (the "Registration Statement") and the Proxy Statement-Prospectus filed with the Securities Exchange Commission on September 17, 1996 in connection with the Merger, as amended through the date hereof. Any capitalized term used and not defined herein has the meaning given to it in the Proxy Statement-Prospectus or the annexes thereto (including the Agreement).

We have also assumed that the transactions contemplated by the Agreement will be consummated in accordance therewith and as described in the Proxy Statement-Prospectus and that the Merger will qualify as a statutory merger under the applicable laws of the State of California and under federal law. Without limiting the generality of the immediately preceding sentence, this opinion assumes that no more than 49% of the total consideration
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First Public Savings Bank, F.S.B.
November __, 1996
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received by the First Public shareholders as a result of the Merger (including amounts received by First Public shareholders exercising their dissenters' rights) will consist of cash or property other than Bancorp Common Stock.

Based upon and subject to the foregoing, it is our opinion that, under currently applicable law, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that First Public, CB and Bancorp will each be a party to that reorganization within the meaning of Section 368(b) of the Code, and that, accordingly, the following will be certain federal income tax consequences of the Merger:

         (i) No gain or loss will be recognized by the First Public shareholders on the exchange of their shares of First Public Stock solely for shares of Bancorp Common Stock pursuant to the terms of the Merger to the extent of such exchange.

         (ii) A First Public shareholder who receives cash in exchange for all of his shares of First Public Stock and who owns no Bancorp Common Stock, actually or constructively under Code
                 Section 318, after the Merger should recognize gain or loss equal to the difference between the cash received and the shareholder's adjusted tax basis in the First Public Stock surrendered in the Merger. If such shareholder's First Public Stock is a capital asset at the time of the Merger, such gain or loss should be capital gain or loss.

         (iii) A First Public shareholder who receives cash and Bancorp Common Stock in exchange for his First Public Stock (or who receives only cash in the Merger but holds Bancorp Common Stock, actually or constructively under Code Section 318, after the Merger) will recognize gain (but not loss) equal to the lesser of (x) the amount by which the sum of the fair market value of the Bancorp Common Stock and cash received in the Merger exceeds his adjusted tax basis in the First Public Stock exchanged therefor, or (y) the cash received in the Merger. Except for the cash received in lieu of fractional shares, such gain may be treated, in whole or in part, as dividend income pursuant to Section 356 of the Code.





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First Public Savings Bank, F.S.B.
November __, 1996
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         (iv)    The aggregate federal income tax basis of the shares of
                 Bancorp Common Stock received in exchange for First Public Stock in the Merger will be the same as the aggregate basis of the First Public Stock exchanged therefor, increased by any gain and dividend income recognized in the transaction and decreased by any cash received.

         (v) A First Public shareholder's holding period for the Bancorp Common Stock received in exchange for First Public Stock in the Merger will include the period that such First Public Stock was held by such shareholder, provided such First Public Stock was a capital asset of such shareholder.

         (vi) The receipt of cash in lieu of any fractional share of Bancorp Common Stock by a First Public shareholder will be treated as if the fractional share was distributed as part of the exchange and then was redeemed by Bancorp.

         This opinion may not be applicable to any First Public shareholder who received First Public Stock pursuant to the exercise of employee stock options or otherwise as compensation, who is not a citizen or resident of the United States, who is a tax-exempt entity or who is a dealer in securities. No opinion is rendered with respect to other issues of federal tax law arising out of the transaction contemplated in the Agreement or with respect to any issues arising under foreign, state or local tax laws.

         We hereby consent to the reference to us under the heading "Certain Federal Income Tax Consequences" in the Proxy Statement-Prospectus and the filing of this opinion as an exhibit to the Form S-4 Registration Statement filed on September 17, 1996 with the Securities and Exchange Commission.


                                              Very truly yours,

                                              PILLSBURY MADISON & SUTRO LLP